The leading
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provider in
Central Europe

82-5066

Quarterly Report

3/2001

dlw 2/26

ERSTE BANK

Key figures

	1998	1999	2000	Q3/2001
Earnings per share (in EUR)	3.02	3.74	4.21	3.02
Net profit after minority interests (in % of risk-weighted assets)	0.50%	0.59%	0.65%	0.59%
Interest margin	1.38%	1.34%	1.50%	1.77%
Cost-income ratio	71.8%	70.1%	67.9%	67.8%
Return on equity (ROE)	10.5%	12.1%	12.3%	11.3%

Trend in ROE



9.7%
10.5%
12.1%
12.3%
11.3%
1997[1]
1998[2]
1999[2]
2000[2,3]
Q3/2001[2,4]

1 Austrian Commercial Code
2 International Accounting Standards
3 Including Česk spořitelna
4 Including Česk spořitelna and Slovensk sporiteľňa

Trend in cost-income ratio



73.5%
71.8%
70.1%
67.9%
67.8%
1997[1]
1998[2]
1999[2]
2000[2,3]
Q3/2001[2,4]

1 Austrian Commercial Code
2 International Accounting Standards
3 Including Česk spořitelna
4 Including Česk spořitelna and Slovensk sporiteľňa

Ratings as of 30 September 2001

FITCH	
Long-term	A
Short-term	F1
Individual	C/D
Moody s Investors Service	
Long-term	A1
Short-term	P-1
Bank financial strength	C+
Standard & Poor s	
Short-term	A-2

Highlights

- Thanks in part to the first-time consolidation of Slovenská sporiteľňa, a.s., total assets grew from EUR 71.2 billion at the end of December 2000 to EUR 81.5 billion, an increase of 14.5%
- Net interest income climbed by 68.2% from EUR 629.3 million one year earlier to EUR 1,058.7 million
- Interest margin improved markedly from 1.44% to 1.77%
- Net commission income was boosted by 51.0% from EUR 278.5 million to EUR 420.6 million
- Pre-tax profit grew by 22.4% from EUR 228.5 million to EUR 279.7 million
- Net profit after minority interests expanded by 10.0% from EUR 137.1 million to EUR 150.8 million
- Return on equity eased from 12.5% to 11.3%, just below the level of the previous quarters
- Cost-income ratio was brought down to 67.8% from 71.3% twelve months earlier

The first nine months of 2001 bore the mark of the difficult situation on the financial markets, which was exacerbated by the events of 11 September. It is already evident from many reports that such an environment makes it anything but easy to deliver good results.

Erste Bank nonetheless succeeded in doing just that: A number of key financial figures were improved, and especially the year-on-year growth in operating result by 79.1% and the reduction of the cost-income ratio to less than 70% underscore the dynamic development of the Erste Bank Group.

Further economic shock waves are probably ahead in the coming months, with consequences for many market participants. However, Erste Bank believes that, as in the past months, any macroeconomic impact on its operations will be cushioned by the Bank's successful strategy of expansion into Central Europe, which exerts a stabilising influence by spreading risks more widely over markets that are at different cyclical stages.

Progress with the four core strategies

Cross-guarantee system of the savings bank sector protects customer deposits completely

The Austrian savings bank sector marked a milestone on 26 September 2001: Through a cross-guarantee system that forms a key element of the sector's co-operation launched in 1997, the savings banks will mutually and fully guarantee their customers' deposits beginning 1 January 2002. The cross-guarantee system is a secondary vehicle which, if required, would be triggered after the statutory deposit guarantee has been fully utilised, and which guarantees 100% of customer deposits. The cross-guarantee system is administered by a HaftungsGmbH, an entity in which Erste Bank as the lead bank of the savings bank sector holds a 51% stake. The participating savings banks own the other shares, weighted according to the deposit volume guaranteed. In the event that the guarantee is invoked, the required funds are made available to customers at short notice under a draw-down authorisation that can be activated immediately by the HaftungsGmbH.

The guarantee agreement allows the HaftungsGmbH to step in when a member institution is not reaching minimum levels of certain key figures, such as the Tier 1 ratio, solvency ratio, customer deposits and return on equity.

The cross-guarantee scheme, as an integral part of an overall joint-marketing strategy and of the close co-operation between the savings banks, is based on three pillars:

- A unified approach to risk management, which encompasses a standardised classification of credit risk, co-ordinated liquidity management and common controlling standards.
- A joint early-warning system that is designed to prevent financial difficulties at member savings banks and that provides support mechanisms.
- The guarantee of customer deposits.

Under IAS accounting rules, the cross-guarantee system leads to a broader consolidation at the Erste Bank Group.

With the creation of the cross-guarantee system, Erste Bank and the Austrian savings banks have become a regionally-rooted, customer-centred financial group of legally autonomous institutions that not only completely guarantees its customer deposits, but strengthens the savings banks and safeguards their independence. This network is without parallel in Austria and the surrounding countries.

An early, very positive effect of the cross-guarantee system has been the upgrading of Erste Bank's long-term rating by international rating agency Moody's from A2 to A1.

Česká spořitelna – further integration into Erste Bank Group

Erste Bank places bid for preference shares of Česká spořitelna

When it bought 52.07% of the shares (56.81% of the voting rights) of Česká spořitelna from the National Property Fund of the Czech Republic in January 2000, Erste Bank made a commitment to present a purchase offer to the holders of preference shares of Česká spořitelna. These 11.2 million non-voting shares (representing 7.4% of the share capital of Česká spořitelna) were until now held by Czech municipalities and, not being freely tradable, were of limited value to these owners.

The bid by Erste Bank presented in April 2001 was judged attractive by the vast majority of preference shareholders. Erste Bank was thus able to acquire 70.50% of the outstanding preference shares at a price of CZK 130 per share. As a result, Erste Bank's equity interest in Česká spořitelna rose to 57.30%. The share of voting rights remains unchanged.

New corporate design for Česká spořitelna

Česká spořitelna has now been part of the Erste Bank Group for more than a year and a half. As a visible symbol of this affiliation, on 17 September the Czech bank and its subsidiaries unveiled their new logo, modelled on that of Erste Bank and the savings bank sector:

ČESKÁ SPOŘITELNA

By adopting this identity, Česká spořitelna underscores its mission, as a member of the Erste Bank Group, of delivering to its customers and business partners the best possible products and services.

E-business – giving access to customers and employees

A laptop for every employee

The Internet and the new media are growing ever more important. For many people, they are already an indispensable part of daily life. Erste Bank thus continues to invest in e-banking, and already offers its own customers and those of the savings banks two successful products, netbanking and nettrading.

In order to give employees easy access to the Internet and enable them to perfect their command of the new media, Erste Bank is mounting a campaign that is unique among Austrian banks: Under the watchword "Laptops For All", Erste Bank is equipping all employees with their own, state-of-the-art notebook computer for their personal use. With this investment, matched at many of the Bank's subsidiaries, Erste Bank again clearly demonstrates its commitment to a forward-looking focus.

brokerjet: e-brokerage for highly active day traders

In the e-banking segment, Erste Bank and the savings banks are offering their customers a new product for securities trading. Since the beginning of August those clients who do not seek in-depth advice but the resources to do self-directed, fast securities trading online can find what they are looking for at www.brokerjet.at. Thanks to brokerjet's direct link to fully-electronic trading systems, orders are processed in a matter of seconds.

Complementing brokerjet is nettrading, the securities investment platform of Erste Bank and the savings banks for retail customers who seek asset growth for the longer term. With brokerjet and nettrading, Erste Bank and the savings banks are able to serve all key target groups that engage in online securities trading. At the end of September, brokerjet and nettrading together already had more than 5,000 customers and the ecetra information platform counted over 12,000 users.

As well, in netbanking, their general Internet banking service, Erste Bank and the savings banks saw the customer base grow sharply to 200,000, an increase of 57% since the beginning of the year.

Developments at Erste Bank Group in the first three quarters of 2001

When interpreting the rates of change, it has to be recognised that including Slovenská sporiteľňa in the Erste Bank's Consolidated Financial Statements only allows for limited comparison with the figures for the year ended 31 December 2000. Comparing the income statement for the first three quarters of 2001 with that 12 months earlier is complicated not only by the first-time consolidation of Slovenská sporiteľňa, a.s. but also by the fact that, in accordance with IAS, the results of Česká spořitelna, a.s. were not included until August 2000 (as of closing day) and are thus only partially reflected in the first three quarters of 2000.

Consequently, pro forma figures for rates of change adjusted to account for the above-mentioned developments are provided in the comments where necessary.

Furthermore, it is important to bear in mind that the results of the Styrian branch offices transferred as per 30 September 2000 to Steiermärkische Bank und Sparkassen AG are still included in the 2000 comparison period.

Balance sheet developments

In the first three quarters of 2001 the Erste Bank Group's total assets increased by 14.5% over year-end 2000 to EUR 81.5 billion. Adjusted for the first-time consolidation of Slovenská sporiteľňa, a.s., the growth in total assets amounted to 8.2%.

in EUR million	30 Sept 2001	31 Dec 2000	Change in %	Pro forma 30 Sept 2001	Change in % vs 31 Dec 2000
Cash and balances with central banks	2,276	1,146	98.6	2,010	75.4
Loans and advances to credit institutions	20,341	19,472	4.5	19,171	(1.5)
Loans and advances to customers	36,179	31,238	15.8	35,525	13.7
Investments in securities and other financial investments[1]	19,353	16,684	16.0	17,265	3.5
Other assets	3,336	2,656	25.6	3,058	15.1
Total assets	**81,485**	**71,196**	**14.5**	**77,029**	**8.2**
Amounts owed to credit institutions	28,343	25,639	10.5	28,276	10.3
Amounts owed to customers	33,353	28,841	15.6	29,630	2.7
Debts evidenced by certificates, subordinated capital	12,361	10,736	15.1	12,280	14.4
Other liabilities	5,587	4,124	35.5	5,018	21.7
Equity	1,841	1,856	(0.8)	1,825	(1.7)
Total liabilities and equity	**81,485**	**71,196**	**14.5**	**77,029**	**8.2**

1 The item "Investments in securities and other financial investments" consists of trading assets, investments available for sale and other financial investments.

Particularly noteworthy on the asset side of the balance sheet are the 98.6% increase (pro forma +75.4%) in cash and balances with central banks and the 15.8% rise in loans and advances to customers (pro forma 13.7%), which, however, is essentially due to moving credit substitutes out of their respective securities portfolios and reporting them under loans and advances to credit institutions and loans and advances to customers as a result of first-time application of IAS 39.

As for liabilities, amounts owed to customers rose 15.6% (pro forma 2.7%), primarily as a result of including Slovenská sporiteľňa, a.s., but also due in part to the positive trends at Česká spořitelna, a.s. This shows the strong position both credit institutions command in retail banking.

Above all as a consequence of consolidating Slovenská sporiteľňa, a.s. but also due to the strong trend at Česká spořitelna, a.s., there was a marked shift in the funding structure of the Erste Bank Group: As per 30 September 2001 92% (after subtracting risk provisions 97%) of the loans and advances to customers are funded by customer deposits.

Erste Bank's intense issuing activity also helped improve the funding structure, increasing debts evidenced by certificates including subordinated capital by 15.1% (pro forma 14.4%).

The minor reduction in equity can be traced back mainly to the effects of applying IAS 39 for the first time beginning 1 January 2001 as detailed in the Notes and the dividend payment that Erste Bank made in May 2001 for the financial period 2000, which more than offset the growth in equity arising from the net profit achieved in the first three quarters of 2001.

Share of largest group companies in balance sheet total as of 30 September 2001



62%
15%
5%
6%
4%
3%
1%
4%

- Erste Bank AG
- Česká spořitelna Group
- Slovenská sporiteľňa
- s Bausparkasse
- Salzburger Sparkasse
- Immorent/EBV
- Central Europe[1]
- Other

1 Without Česká spořitelna Group and Slovenská sporiteľňa, a.s.

Total qualifying capital of the Erste Bank Group pursuant to the Austrian Banking Act (BWG) amounted to EUR 3.8 billion as per 30 September 2001 against the minimum legal requirement of about EUR 3.0 billion, which represents a cover ratio of 126.7%. To ensure adequate funds for expanding business and strengthening the required equity base, in September 2001 another hybrid Tier 1 capital issue amounting to EUR 69 million was conducted through a company in the Erste Bank Group (Jersey III).

As per 30 September 2001 Tier 1 capital totalled EUR 2.1 billion, the Tier 1 ratio was 6.1% and the solvency ratio was 10.3%, which is well over the minimum legal requirement of 8%.

Earnings performance

Despite difficult market conditions and the turmoil on financial markets following the events of 11 September, the Erste Bank Group managed to maintain the positive earnings trend of previous quarters.

in EUR million	Jan–Sept 2001	Jan–Sept 2000	Change in %	Pro forma Jan–Sept 2001[1]	Pro forma Jan–Sept 2000[1]	Change in %
Net interest income	1,058.7	629.3	68.2	662.8	565.2	17.3
Net commission income	420.6	278.5	51.0	259.0	261.6	(1.0)
Net trading result	90.9	78.3	16.1	57.9	77.1	(24.9)
General administrative expenses	(1,064.1)	(703.5)	51.3	(637.4)	(633.0)	0.7
Pre-tax profit	279.7	228.5	22.4	196.7	218.3	(9.9)
Net profit after minority interests	**150.8**	**137.1**	**10.0**	**133.4**	**136.5**	**(2.3)**

1 Erste Bank excl. ČS and SLSP

The positive earnings trend is attributable mainly to the 68.2% rise in net interest income to EUR 1,058.7 million. Even adjusted for the effects of consolidating Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s., the increase remains above average at 17.3%. This is primarily due to the small improvement in the net interest margin in domestic customer business, the good results in foreign business and Erste Bank's good positioning in asset/liability management, which has been supported by the interest rate trend this year.

Share of largest group companies in pre-tax profit from 1 January 2001 to 30 September 2001


10%
0.1%
8%
6%
4%
6%
11%
14%
41%

- Erste Bank AG
- Česká spořitelna Group
- Slovenská sporiteľňa
- Erste Sparinvest KAG
- s Bausparkasse
- Salzburger Sparkasse
- Immorent/EBV
- Central Europe[1]
- Other

1 Without Česká spořitelna Group and Slovenská sporiteľňa, a.s.

Despite declining revenue from securities transactions, net commission income climbed 51%, while the adjusted figure remained at the previous year's level. Payment transactions (+145.1%), lending business (+164.0%) and insurance commissions showed particularly positive trends, although they have been generated mainly by the Central European subsidiaries.

The net trading result was increased by 16.1% in spite of the difficult situation prevailing on the market, which caused a marked decline in securities transactions.

Consolidating Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s was the main reason for the 51.3% rise in general administrative expenses in the Erste Bank Group to EUR 1,064.1 million. Net of consolidation effects, costs remained close to the previous year's level at just +0.7%. Personnel expenses were up 36.6% (pro forma –1.2%) to EUR 539.1 million and other administrative expenses rose 62.4% (pro forma +2.1%) to EUR 375 million.

Depreciation of fixed assets showed an unusually strong increase due mainly to high IT investments.

The operating result defined as the balance of operating income (net interest income, net commission income and the net trading result) and general administrative expenses amounted to EUR 506.1 million, exceeding the previous year's figure by 79.1% (pro forma 26.4%), about 32% of which resulted from the two new acquisitions Česká spořitelna, a.s. und Slovenská sporiteľňa, a.s.

The Erste Bank Group managed to push its cost-income ratio well below the 70% mark in the first three quarters of 2001 to 67.8% (twelve months earlier: 71.3%).

Net of Česká spořitelna, a.s. and Slovenská sporiteľňa, a.s., the cost-income ratio was even better at 65.1%.

The positive trend in these figures is proof of the enduring success of the cost-cutting programme completed in 2001 and the restrictive budget policy applied throughout the Erste Bank Group.

Risk provisions for loans and advances grew by 31.9%. This can be ascribed to a combined result of bringing the risk provision policy at the two savings banks in the Czech and Slovak Republics into line with the very conservative standards observed at Erste Bank and the significant increase made in Erste Bank's provisions in response to the events of 11 September (pro forma increase of 20.1%).

The deterioration in other operating results from EUR +57.8 million to EUR –78.8 million is due to the fact that one-off revenue was reported in 2000 from spinning off the Styrian branch offices, accounting for EUR 55.6 million, and that substantial revaluations were made in 2001 – especially in September – for stock portfolios and financial investments.

This results in pre-tax profit of EUR 279.7 million, which constitutes a 22.4% increase over the previous year. Net profit after minority interests was up 10% over the same period last year to EUR 150.8 million.

Consequently, Erste Bank managed to maintain an excellent return on equity (ROE) of 11.3% for the first three quarters of 2001 despite the poor market conditions and turmoil on financial markets following the events of 11 September.

Erste Bank Group Balance Sheet as of 30 September 2001

in EUR million	Notes	30 Sept 2001	31 Dec 2000	Change in %
Assets				
1. Cash and balances with central banks		2,276	1,146	98.6
2. Loans and advances to credit institutions	(1)	20,341	19,472	4.5
3. Loans and advances to customers	(2)	36,179	31,238	15.8
4. Risk provisions for loans and advances	(3)	(1,767)	(1,544)	14.4
5. Trading assets	(4)	2,529	3,210	(21.2)
6. Investments available for sale	(5)	3,003	3,932	(23.6)
7. Financial investments	(6)	13,821	9,542	44.8
8. Intangible fixed assets		808	605	33.6
9. Fixed assets		1,264	1,032	22.5
10. Other assets		3,031	2,563	18.3
Total assets		**81,485**	**71,196**	**14.5**
Liabilities and Equity				
1. Amounts owed to credit institutions	(7)	28,343	25,639	10.5
2. Amounts owed to customers	(8)	33,353	28,841	15.6
3. Debts evidenced by certificates		9,615	8,306	15.8
4. Provisions		816	764	6.8
5. Other liabilities		3,740	2,527	48.0
6. Subordinated capital		2,746	2,430	13.0
7. Minority interests		1,031	833	23.8
8. Equity		1,841	1,856	(0.8)
Total liabilities and equity		**81,485**	**71,196**	**14.5**

Erste Bank Group Income Statement as of 30 September 2001

in EUR million	Notes	Jan–Sept 2001	Jan–Sept 2000	Change in %
1. Interest and similar income		3,462.7	2,688.5	28.8
2. Interest and similar expenses		(2,404.0)	(2,059.2)	16.7
I. Net interest income	**(9)**	**1,058.7**	**629.3**	**68.2**
3. Risk provisions for loans and advances	(10)	(147.6)	(111.9)	31.9
4. Fee and commission income		537.2	388.5	38.3
5. Fee and commission expenses		(116.6)	(110.0)	6.0
Net commission income	*(11)*	420.6	278.5	51.0
6. Net trading result	(12)	90.9	78.3	16.1
7. General administrative expenses	(13)	(1,064.1)	(703.5)	51.3
8. Other operating results	(14)	(78.8)	57.8	(236.3)
9. Extraordinary result				
II. Pre-tax profit for the period		**279.7**	**228.5**	**22.4**
10. Taxes on income		(55.9)	(59.8)	(6.5)
III. Profit for the period		**223.8**	**168.7**	**32.7**
11. Minority interests		(73.0)	(31.6)	131.0
IV. Net profit after minority interests		**150.8**	**137.1**	**10.0**

Earnings per share

Earnings per share are calculated by dividing net profit after minority interests by the average number of ordinary shares and participation certificates outstanding. Diluted earnings per share represent the maximum dilution effect possible in the event that the average number of shares has increased or will increase as a result of the issued subscription and conversion rights.

in EUR	Jan–Sept 2001	Jan–Sept 2000	Change in %
Earnings per share	3.02	3.11	(2.9)
Earnings per participation certificate	[1]	31.08	–

1 As the participation certificates were either traded in for shares or redeemed in cash in the first half of 2001, in future it will no longer be necessary to calculate the earnings per participation certificate.

The diluted earnings per share for the period under review are identical with the above figures.

Statement of Changes in Equity

in EUR million	Jan–Sept 2001	Jan–Sept 2000	Change in %
Equity as of 31 December	**1,856**	**1,436**	**29.2**
Changes according to IAS 39	(127)	0	(100.0)
Equity at beginning of period	**1,729**	**1,436**	**20.4**
Translation differences	16	(2)	(900.0)
Net profit after minority interests	151	137	10.0
Dividends	(62)	(55)	12.7
Other changes	7	0	(100.0)
Equity at end of period	**1,841**	**1,516**	**21.4**

Cash Flow Statement[1]

in EUR million	Jan–Sept 2001	Jan–Sept 2000	Change in %
Cash and cash equivalents at beginning of period	**1,146**	**1,130**	**1.4**
Cash flows from operating activities	3,888	1,427	172.5
Cash flows from investing activities	(3,006)	(1,723)	74.5
Cash flows from financing activities	263	129	103.9
Effect of changes in exchange rates	(15)	2	–
Cash and cash equivalents at end of period	**2,276**	**965**	**135.9**

1 Due to the first-time consolidation of SLSP and application of IAS 39, comparisons to the prior year are only meaningful to a limited extent.

Excerpt from the Notes to the Consolidated Financial Statements

of Erste Bank Group[1]

The Consolidated Financial Statements of Erste Bank Group are presented in compliance with the International Accounting Standards (IAS) and their interpretations issued by the Standing Interpretations Committee (SIC). This interim report for the first three quarters of 2001 complies with IAS 34 (Interim Financial Reporting). Except for the mandatory introduction of IAS 39, there were no changes over the previous year in the accounting principles applied in the first three quarters of 2001.

Unless otherwise indicated, amounts are stated in EUR million.

IAS 39 Financial Instruments: Recognition and Measurement

The new IAS 39 became operative 1 January 2001. As a consequence, all financial assets and liabilities that are attributed to fixed assets (held to maturity) or loans originated by the enterprise are to be stated at fair value. In this context, fixed assets pertain particularly to those financial investments that are generally held in the portfolio until maturity. Financial investments with no determinable maturity are stated at fair value.

In Erste Bank Group unrealised gains and losses from the valuation of financial assets held as investments available for sale (stated at fair value) are accounted for in the net profit of the accounting period in which they arose.

Derivative financial instruments are held primarily for trading purposes, but are also used in the Group's asset and liability management. These transactions are undertaken to hedge the fluctuations in fair value that can result, for example, from changes in market interest rates. In this case, hedging instruments include interest rate futures, mainly interest rate swaps. Currency fluctuations caused by changes in exchange rates are hedged with currency swaps and forward exchange contracts. At Erste Bank hedge accounting is done in accordance with the provisions set forth in IAS 39.

The necessary adjustments made as part of initial application of IAS 39 on 1 January 2001 were set off against retained earnings in accordance with the transition provisions.

1 You can obtain the full-length English Notes to the Consolidated Financial Statements from our website or order a printed version (see page 26).

Major business events in the reporting period

On 11 January 2001 Erste Bank acquired 87.18% of Slovenská sporiteľňa (SLSP), the largest credit institution in the Slovak Republic. This acquisition was included in Erste Bank's Consolidated Financial Statements from that date on.

On 18 June 2001 the European Bank for Reconstruction and Development (EBRD) and Erste Bank signed the purchase agreement for a 19.99% share in Slovenská sporiteľňa. The purchase price for the stake will be prorated based on the price that Erste Bank has to pay for the entire block of shares. The purchase price is to be finalised in the coming weeks.

This reduces Erste Bank's share in Slovenská sporiteľňa from 87.18% to 67.19%. Along with the sales agreement, an option agreement was concluded giving Erste Bank the right to buy back the stake from the EBRD as of 1 January 2005 upon fulfilling certain prerequisites (call option). Under the terms of the agreement, the EBRD is also entitled to tender the shares to Erste Bank under specific conditions differing from those laid down for the call option. This option expires in seven years.

Based on the preliminary purchase price, goodwill declined as of 18 June 2001 from EUR 228 million to EUR 176 million, and will continue to be amortised uniformly throughout the Group over a period of 15 years.

The acquisition of SLSP in January 2001 and Česká spořitelna (ČS) in August 2000 makes it difficult to compare earnings with last year's figures, as the results of these enterprises are not or only partially included in the first three quarters of 2000 (ČS). The only impact on the balance sheet is the inclusion of SLSP, since ČS was already included as per 31 December 2000.

Segment reporting

In the Retail and Real Estate segment, pre-tax profit eased from EUR 75.9 million to EUR 68.6 million while return on equity was 13.4% compared to 16.1% for the year-earlier period and the cost-income ratio improved from 84.1% to 79.5%. Excluding Česká spořitelna, the segment's pre-tax profit would have declined significantly (by EUR 61.9 million). This effect results largely from the spin-off of the branches in Styria last year and from market-driven decreases in securities commissions and foreign exchange business. Without the exceptional effects of the spin-off of Styrian branches, the segment would show a small increase in profit. The earnings trend was positive at Salzburger Sparkasse, s Bausparkasse and Erste Bank Hungary.

Pre-tax profit in the Large Corporate Customers segment inched down from EUR 109.2 million to EUR 107.0 million. Return on equity also contracted, from last year's 23.9% to 18.9%. The cost-income ratio, on the other hand, was held nearly steady at 37.8% compared to 37.4% twelve months ago. The earnings trend reflects the fact that operating-level improvements were achieved at the foreign branches and in the international business in Vienna, but were outweighed by increased risk provisions and revaluation requirements.

In the Trading and Investment Banking segment, pre-tax profit grew more than six-fold. Accordingly, return on equity grew from 11.1% to 55.7% while the cost-income ratio improved from 91% to 50.8%. The extremely positive development is explained by the good positioning of the balance sheet management resulting from the trend in the yield curve. Another contributing factor was the rise in commission income.

The reduction in pre-tax profit in the Asset Gathering segment from EUR 51.7 million to EUR 41.1 million and the increase in the cost-income ratio from 38.3% to 42.3% is a result of the upheaval in world capital markets which unsettled investors. Both the declining contribution from Erste Sparinvest and lower sales of fund products detracted from the profit figure.

in EUR million	Retail and Real Estate Q1–3/2001	Retail and Real Estate Q1–3/2000	Large Corp. Customers Q1–3/2001	Large Corp. Customers Q1–3/2000	Trading and Investment Banking Q1–3/2001	Trading and Investment Banking Q1–3/2000
Net interest income	636.6	439.7	246.0	174.7	94.4	15.2
Risk provisions for loans and advances	(83.0)	(76.0)	(59.2)	(36.0)	(0.1)	0.0
Net commission income	242.0	136.6	55.8	42.0	27.8	18.3
Net trading result	20.8	24.7	3.7	9.6	70.3	41.2
General administrative expenses	(715.1)	(505.2)	(115.5)	(84.7)	(97.7)	(67.9)
Other operating results	(32.7)	56.0	(23.8)	3.5	15.8	10.6
Pre-tax profit	**68.6**	**75.9**	**107.0**	**109.2**	**110.4**	**17.4**
Taxes on income						
Minority interests						
Net profit after minority interests						
Average risk-weighted assets	13,543.4	13,512.5	15,030.6	13,112.9	5,262.0	4,475.6
Average attributed equity	680.4	628.1	755.0	609.6	264.4	208.1
Cost-income ratio	79.5%	84.1%	37.8%	37.4%	50.8%	91.0%
ROE based on net profit before tax	13.4%	16.1%	18.9%	23.9%	55.7%	11.1%
ROE based on net profit after minority interests						
Business with savings banks (based on pre-tax profit)	**(0.1)**	**2.2**	**5.9**	**4.1**	**13.2**	**16.6**
Business with Česká spořitelna (based on pre-tax profit)	**50.9**	**(3.6)**	**9.8**	**(2.0)**	**17.4**	**13.4**

The pre-tax loss of the Corporate Center segment increased to EUR 75.7 million. This development is due mainly to the contributions of Česká spořitelna in this segment (which last year were included only from the third quarter), the continued planned expansion of the "ecetra" Internet subsidiary and valuation adjustments for participations assigned to the segment.

The Slovenská sporiteľňa segment incorporates the funding costs and the amortisation of goodwill for the unit.

Asset Gathering Q1–3/2001	Asset Gathering Q1–3/2000	Corporate Center Q1–3/2001	Corporate Center Q1–3/2000	Slovenská sporiteľňa Q1–3/2001	Slovenská sporiteľňa Q1–3/2000	Total Q1–3/2001	Total Q1–3/2000
2.0	(0.1)	(17.3)	(0.3)	97.0	–	1,058.7	629.3
0.0	0.0	0.0	0.1	(5.3)	–	(147.6)	(111.9)
69.7	83.9	3.5	(2.3)	21.9	–	420.6	278.5
0.0	0.0	(16.4)	2.8	12.4	–	90.9	78.3
(30.3)	(32.1)	(10.7)	(13.5)	(94.7)	–	(1,064.1)	(703.5)
(0.3)	0.0	(34.8)	(12.4)	(3.0)	–	(78.8)	57.8
41.1	**51.7**	**(75.7)**	**(25.7)**	**28.3**	–	**279.7**	**228.5**
						(55.9)	(59.8)
						(73.0)	(31.6)
						150.8	**137.1**
13.0	12.3	591.5	408.4	904.0	–	35,344.5	31,521.7
0.6	0.6	29.6	19.0	45.4	–	1,775.4	1,465.4
42.3%	38.3%	(35.4%)	> 100%	72.1%		67.8%	71.3%
> 100%	> 100%	> (100%)	> (100%)	83.2%		21.0%	20.8%
						11.3%	12.5%
7.4	**10.1**	**0.0**	**0.1**	**0.0**	–	**26.4**	**33.1**
0.0	**0.0**	**(23.5)**	**2.4**	**0.0**	–	**54.6**	**10.2**

Earnings performance at Erste Bank Group: Quarterly results

in EUR million	Q1/2000	Q2/2000	Q3/2000[1]	Q4/2000[2]	Q1/2001[3]	Q2/2001[3]	Q3/2001[3]
Net interest income	**180.9**	**195.9**	**252.5**	**294.7**	**312.6**	**357.4**	**388.7**
Risk provisions for loans and advances	(27.6)	(32.7)	(51.6)	(50.0)	(48.1)	(45.0)	(54.5)
Net commission income	89.5	89.8	99.2	144.9	136.2	141.8	142.6
Net trading result	34.0	26.0	18.3	49.1	33.1	30.9	26.9
General administrative expenses	**(204.7)**	**(212.6)**	**(286.2)**	**(297.5)**	**(338.4)**	**(359.4)**	**(366.3)**
Other operating results	(2.2)	0.7	59.3	(92.9)	(3.1)	(24.5)	(51.2)
Pre-tax profit	69.9	67.1	91.5	48.3	92.3	101.2	86.2
Net profit after minority interests	**46.6**	**46.9**	**43.6**	**54.7**	**54.2**	**53.7**	**42.9**

1 including 2 months of ČS results
2 including ČS results
3 including ČS and SLSP results

Development of Erste Bank Group's qualifying capital under the Austrian Banking Act

in EUR million	30 Sept 2001	31 Dec 2000	30 Sept 2000
Subscribed capital (less shares held in own portfolio)	366	366	322
Reserves and minority interests	1,985	1,954	1,737
Intangible fixed assets	(246)	(195)	(164)
Core capital (Tier 1)	**2,105**	**2,125**	**1,895**
Participation capital	0	0	0
Eligible subordinated liabilities	1,692	1,623	1,533
Revaluation reserve	85	85	92
Qualifying supplementary capital (Tier 2)	**1,777**	**1,708**	**1,625**
Short-term subordinated capital (Tier 3)	**219**	**401**	**517**
Total qualifying capital	**4,101**	**4,234**	**4,037**
Deductions according to Section 23 (13) and Section 29 (1–2) Austrian Banking Act	(298)	(278)	(271)
Total eligible qualifying capital	**3,803**	**3,956**	**3,766**
Capital requirement	3,001	2,952	2,904
Surplus capital	802	1,004	862
Cover ratio	126.7%	134.0%	129.7%
Tier 1 ratio	**6.1%**	**6.7%**	**6.2%**
Solvency ratio	**10.3%**	**11.2%**	**10.5%**

Risk-weighted basis according to Section 22 Austrian Banking Act	34,774	31,879	30,838
Thereof 8% minimum capital requirement	2,782	2,550	2,467
Capital requirement for the open foreign exchange position acc. to Section 26 Austrian Banking Act	1	19	23
Capital requirement for the trading book acc. to Section 22b (1) Austrian Banking Act	218	383	414
Total capital requirement	**3,001**	**2,952**	**2,904**

Changes in % of the financial figures between two financial periods might include slight differences as compared to non-rounded changes in %.

Performance of Erste Bank share to 30 September 2001

Key figures for Erste Bank share

Share price as of 28 Sept 2001	EUR 54.00
High for 2001 to date (27 April 2001)	EUR 62.00
Low for 2001 to date (3 Jan 2001)	EUR 48.00
Price-earnings ratio as of 28 Sept 2001[1]	11.7
Trading volume to 28 Sept 2001	EUR 963.9 million
Market capitalisation as of 28 Sept 2001	EUR 2.72 billion

1 Based on earnings per share of EUR 4.6 (IBES consensus estimate for 2001)

Erste Bank share price performance compared to DJ Euro Stoxx Bank and ATX



130
120
110
100
90
80
70
60
1/1/2001
30/9/2001
Erste Bank
DJ Euro Stoxx Bank
ATX

In the third quarter of 2001 the international bourses broadly declined. This development primarily reflected the uncertain economic forecasts, particularly in the USA, where no macroeconomic recovery trend surfaced. With a few months' lag, Europe followed this lead with its own diminishing growth rates, while Japan, long mired in economic crisis as it is, remained stable at a low level. The already strained situation was worsened by the terrorist acts of 11 September, which triggered a stock market slump in the USA and Europe and led to sustained and significant volatility as investors remained uneasy.

Despite the negative developments in the equity market environment, the Erste Bank share held fast within a narrow trading range around EUR 58 from the start of the third quarter. This made it the best-performing bank share of the 45 issues in the DJ Euro Stoxx Bank Index for the year to date. We can thus say that Erste Bank's fundamental valuation by investors was nothing short of sensational.

Only in the second half of September was the share price of Erste Bank finally pulled down by the pervasive trend on European stock markets. The share thus eased to EUR 54 by the end of September. The fact that the price decline resulted from "basket selling" (the switching of index investments) by some investors buying other financial sector shares which were very attractively valued demonstrates that Erste Bank and its strategic positioning continue to enjoy the underlying confidence of investors.

Investor Relations

- Moody's Investors Service, the international rating agency, on 28 September 2001 raised the rating of Erste Bank for long-term liabilities and deposits from A2 to A1. At the same time, the agency upgraded the rating for subordinated debt from A3 to A2. Moody's cited as its reason the establishment of the cross-guarantee system for deposit protection, which leads to an even closer collaboration of the Austrian savings banks with Erste Bank as their lead bank.

- Fortis Bank, the well-known banking and insurance group, initiated research coverage of Erste Bank with a report in early September that gave the Erste Bank share a Buy rating at a target price of EUR 75.

  A new analysis of the Erste Bank share was published by CA IB Investment Bank in mid-October. The price target was set at EUR 59 and the share received a Buy recommendation.

- In September the Erste Bank share was added to the FTSE4Good Europe Index. The FTSE4Good Index family focuses on ethical investments, i.e. it tracks only shares of companies that satisfy the following basic criteria: commitment to environmentally responsible behaviour; development of a positive relationship with stakeholders; and maintenance and promotion of human rights. The inclusion in this index gives Erste Bank the opportunity to broaden its shareholder structure.

- At the beginning of September Erste Bank conducted its second international investor roadshow of the year. The tour took the Management Board team to London, Frankfurt, Milan, Paris and New York to showcase the progress made in implementing the core strategies.

Important dates for shareholders

22 March 2002[1]	Publication of preliminary results for 2001
17 April 2002	Publication of 2001 annual report
7 May 2002	Annual general meeting
13 May 2002	Ex-dividend date and dividend payment date
21 May 2002[1]	Publication of first-quarter results 2002
20 August 2002[1]	Publication of interim results 2002
19 November 2002[1]	Publication of third-quarter results 2002

1 preliminary schedule

This printed report is a condensed version. You can obtain the full-length English report with detailed information (Notes) on the balance sheet and income statement of Erste Bank Group from the website of Erste Bank at www.erstebank.at by clicking on "Investor Relations", then on "English". Printed versions may also be ordered directly from Investor Relations, phone: +43 (0) 50100-12905.

The following institutions regularly write research reports on Erste Bank

- CA IB Investmentbank AG
- Credit Suisse First Boston (Europe) Ltd.
- Deutsche Bank AG
- Dresdner Kleinwort Wasserstein
- Fortis Bank
- Fox-Pitt, Kelton
- Goldman Sachs Investment Research
- Lehman Brothers
- Raiffeisen Zentralbank Österreich AG
- Schroder-Salomon Smith Barney
- UBS Warburg

Imprint:
Owned and published by Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna.
Consultancy and design: Scholdan & Company.

Investor Relations

Erste Bank, Graben 21, A-1010 Vienna

Fax: +43 (0) 50100-13112

E-mail: investor.relations@erstebank.at

Internet: www.erstebank.at/ir

Ticker symbols:

- Reuters: ERST.VI
- Bloomberg: DESC AV
- Datastream: O:ERS

Securities ID: 065201

ADR CUSIP code: 296 036 106

Gabriele Semmelrock-Werzer

Phone: +43 (0) 50100-11286

E-mail: gabriele.werzer@erstebank.at

Thomas Schmee

Phone: +43 (0) 50100-17326

E-mail: thomas.schmee@erstebank.at